Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5

For Immediate Release	News Release

AMEX: PAL, PAL.WS
TSX: PDL, PDL.WT

North American Palladium Announces New CFO

TORONTO, July 13, 2009 – North American Palladium Ltd. today announced the appointment of Jeff Swinoga as the Company’s Vice President, Finance and Chief Financial Officer effective July 20, 2009.

Mr. Swinoga has over eighteen years of experience in the resource, mining and finance industries. He brings a wealth of experience in leading debt and equity transactions, including project financings for mine development, as well as the management of treasury, tax, investor relations, budgeting and planning functions. Prior to joining the Company, he has served as Senior Vice President, Finance & CFO of MagIndustries Corp., Vice President, Finance & CFO of HudBay Minerals Inc., and was Director, Treasury Finance of Barrick Gold Corporation for seven years.  Mr. Swinoga is a Chartered Accountant and a member of the Institute of Chartered Accountants of Ontario and also holds a Master of Business Administration degree from the University of Toronto and an Honours Economics degree from the University of Western Ontario.  As Vice President and Chief Financial Officer, Mr. Swinoga will have overall responsibility for the financial activities of North American Palladium Ltd and its subsidiaries, reporting to the President and CEO. He will also work with senior management in developing and implementing the Company’s strategic growth plan.

Mr. William Biggar, President and Chief Executive Officer said, “We are delighted that Jeff has agreed to join North American Palladium.  As an important member of our senior management team, I have no doubt that his exemplary track record and experience in the mining industry will contribute to the achievement of our vision to build a mid-tier precious metals company operating multiple mines in mining friendly jurisdictions.”

Mr. Fraser Sinclair, who has served as Vice President, Finance and Chief Financial Officer since April 2007, will step down as of July 15, 2009 to pursue other opportunities.  Mr. Biggar added “I would like to thank Fraser for his dedication and contribution to North American Palladium.  During his time as CFO, the Company underwent significant change and we are well positioned financially to weather the current downturn.  We wish Fraser well in his future endeavours.”

About North American Palladium

North American Palladium is a precious metals company that owns and operates the LDI mine which produced platinum group metals for 15 years until October 2008 when it was placed on temporary care and maintenance due to low metal prices.  Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold.  The Company also owns and operates the Sleeping Giant gold mine located in the Abitibi region of Quebec, which produced over 1 million ounces of gold from 1988-2008 at an average grade of 11.44 g/t.  North American Palladium expects gold production to resume in the fourth quarter of 2009 at an annual rate of 50,000 ounces. North American Palladium benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining.  Please visit www.nap.com for more information.

For further information please contact:

Linda Armstrong
Director, Investor Relations
Tel:	416- 360-7971 Ext. 226
Tel:	1-888-360-7590
Email:	larmstrong@nap.com